UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-38294

TORM plc

4th Floor, 120 Cannon Street, London, EC4N 6AS, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of TORM plc (the “Company”), dated January 6, 2026, announcing that, in accordance with the Company’s articles of association (“Articles”), the Board of Directors has determined that the threshold date defined in the Articles (being the first time at which Oaktree Capital Management, L.P. and its affiliates (“Oaktree”) have ceased to beneficially own at least one-third of the Company’s issued shares, excluding any shares held in treasury) has occurred and is therefore set to January 6, 2026. As Oaktree’s beneficial ownership in the Company’s issued and outstanding shares is below one-third, the position and authority of the B-Director is extinguished and, as a result, David Weinstein, Deputy Chairman and Senior Indepdendent Director, will leave the Board of Directors effective as of January 6, 2026.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-283943) that was filed with the U.S. Securities and Exchange Commission effective December 19, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM PLC

Dated: January 6, 2026

	By:	/s/ Jacob Meldgaard
Jacob Meldgaard
Executive Director and Principal Executive Officer